UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Independence Bancshares, Inc.

(Name of Issuer)

Voting Common Stock, $0.01 par value per share

(Title of Class of Securities)

45338E107

(CUSIP Number)

Joshua Nash

Ulysses Management LLC

One Rockefeller Plaza

New York, New York 10020

(212) 455-6200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 14, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 45338E107	Page 2 of 6

1	Names of reporting persons Ulysses Management LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware, USA
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8	Shared voting power 3,062,500*
	9	Sole dispositive power 0
	10	Shared dispositive power 3,062,500*
11	Aggregate amount beneficially owned by each reporting person 3,062,500*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 13.0%**
14	Type of reporting person (see instructions) OO

*	See Item 4. Represents (i) 2,687,500 shares of the Issuer’s Common Stock beneficially owned directly by Ulysses Partners, L.P. that are issuable upon the conversion of 2,150 shares of the Issuer’s Preferred Stock, Series A, issued to Ulysses Partners, L.P. on May 14, 2015 and (ii) 375,000 shares of the Issuer’s Common Stock directly beneficially owned by Ulysses Offshore Fund, Ltd. that are issuable upon the conversion of 300 shares of the Issuer’s Preferred Stock, Series A, issued to Ulysses Offshore Fund, Ltd. on May 14, 2015.
**	Based on information provided by the Issuer, the percent of class calculation assumes 23,565,260 shares of Common Stock of the Issuer outstanding as of May 14, 2015 as calculated in accordance with Rule 13d-3(d)(1) under the Act, which assumes the conversion of the Preferred Stock issued to Ulysses Partners, L.P. and Ulysses Offshore Fund, Ltd. as reported herein but not the conversion of any other shares of Preferred Stock issued to other parties in the private placement transaction described in Item 4. Based on information provided by the Issuer, on an as-converted basis assuming the conversion of all Preferred Stock issued in such private placement, the shares reported herein would represent 9.9% of the Issuer’s Common Stock.

SCHEDULE 13D

CUSIP No. 45338E107	Page 3 of 6

1	Names of reporting persons Ulysses Partners, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware, USA
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 2,687,500*
	9	Sole dispositive power 0
	10	Shared dispositive power 2,687,500*
11	Aggregate amount beneficially owned by each reporting person 2,687,500*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 11.6%**
14	Type of reporting person (see instructions) PN

*	See Item 4. Represents 2,687,500 shares of the Issuer’s Common Stock beneficially owned directly by Ulysses Partners, L.P. that are issuable upon the conversion of 2,150 shares of the Issuer’s Preferred Stock, Series A, issued to Ulysses Partners, L.P. on May 14, 2015.
**	Based on information provided by the Issuer, the percent of class calculation assumes 23,190,260 shares of Common Stock of the Issuer outstanding as of May 14, 2015 as calculated in accordance with Rule 13d-3(d)(1) under the Act, which assumes the conversion of the Preferred Stock issued to Ulysses Partners, L.P. as reported herein but not the conversion of any other shares of Preferred Stock issued to other parties in the private placement transaction described in Item 4. Based on information provided by the Issuer, on an as-converted basis assuming the conversion of all Preferred Stock issued in such private placement, the shares reported herein would represent 8.7% of the Issuer’s Common Stock.

SCHEDULE 13D

CUSIP No. 45338E107	Page 4 of 6

1	Names of reporting persons Joshua Nash LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware, USA
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 2,687,500*
	9	Sole dispositive power 0
	10	Shared dispositive power 2,687,500*
11	Aggregate amount beneficially owned by each reporting person 2,687,500*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 11.6%**
14	Type of reporting person (see instructions) OO

*	See Item 4. Represents 2,687,500 shares of the Issuer’s Common Stock directly beneficially owned by Ulysses Partners, L.P. that are issuable upon the conversion of 2,150 shares of the Issuer’s Preferred Stock, Series A, issued to Ulysses Partners, L.P. on May 14, 2015.
**	Based on information provided by the Issuer, the percent of class calculation assumes 23,190,260 shares of Common Stock of the Issuer outstanding as of May 14, 2015 as calculated in accordance with Rule 13d-3(d)(1) under the Act, which assumes the conversion of the Preferred Stock issued to Ulysses Partners, L.P. as reported herein but not the conversion of any other shares of Preferred Stock issued to other parties in the private placement transaction described in Item 4. Based on information provided by the Issuer, on an as-converted basis assuming the conversion of all Preferred Stock issued in such private placement, the shares reported herein would represent 8.7% of the Issuer’s Common Stock.

SCHEDULE 13D

CUSIP No. 45338E107	Page 5 of 6

1	Names of reporting persons Joshua Nash
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 3,062,500*
	9	Sole dispositive power 0
	10	Shared dispositive power 3,062,500*
11	Aggregate amount beneficially owned by each reporting person 3,062,500*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 13.0%**
14	Type of reporting person (see instructions) IN

*	See Item 4. Represents (i) 2,687,500 shares of the Issuer’s Common Stock beneficially owned directly by Ulysses Partners, L.P. that are issuable upon the conversion of 2,150 shares of the Issuer’s Preferred Stock, Series A, issued to Ulysses Partners, L.P. on May 14, 2015 and (ii) 375,000 shares of the Issuer’s Common Stock directly beneficially owned by Ulysses Offshore Fund, Ltd. that are issuable upon the conversion of 300 shares of the Issuer’s Preferred Stock, Series A, issued to Ulysses Offshore Fund, Ltd. on May 14, 2015.
**	Based on information provided by the Issuer, the percent of class calculation assumes 23,565,260 shares of Common Stock of the Issuer outstanding as of May 14, 2015 as calculated in accordance with Rule 13d-3(d)(1) under the Act, which assumes the conversion of the Preferred Stock issued to Ulysses Partners, L.P. and Ulysses Offshore Fund, Ltd. as reported herein but not the conversion of any other shares of Preferred Stock issued to other parties in the private placement transaction described in Item 4. Based on information provided by the Issuer, on an as-converted basis assuming the conversion of all Preferred Stock issued in such private placement, the shares reported herein would represent 9.9% of the Issuer’s Common Stock.

SCHEDULE 13D

CUSIP No. 45338E107	Page 6 of 6

1	Names of reporting persons Ulysses Offshore Fund, Ltd.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 375,000*
	9	Sole dispositive power 0
	10	Shared dispositive power 375,000*
11	Aggregate amount beneficially owned by each reporting person 375,000*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 1.8%**
14	Type of reporting person (see instructions) OO

*	See Item 4. Represents 375,000 shares of the Issuer’s Common Stock directly beneficially owned by Ulysses Offshore Fund, Ltd. that are issuable upon the conversion of 300 shares of the Issuer’s Preferred Stock, Series A, issued to Ulysses Offshore Fund, Ltd. on May 14, 2015.
**	Based on information provided by the Issuer, the percent of class calculation assumes 20,877,760 shares of Common Stock of the Issuer outstanding as of May 14, 2015 as calculated in accordance with Rule 13d-3(d)(1) under the Act, which assumes the conversion of the Preferred Stock issued to Ulysses Offshore Fund, Ltd. as reported herein but not the conversion of any other shares of Preferred Stock issued to other parties in the private placement transaction described in Item 4. Based on information provided by the Issuer, on an as-converted basis assuming the conversion of all Preferred Stock issued in such private placement, the shares reported herein would represent 1.2% of the Issuer’s Common Stock.

Item 1.	Security and Issuer.

This Statement on Schedule 13D (this “Schedule 13D”) relates to the Common Stock, par value $0.01 per share (the “Common Stock”) issuable upon the conversion of Preferred Stock, Series A (the “Preferred Stock”) of Independence Bancshares, Inc., a South Carolina corporation (the “Issuer” or “Company”), having its principal executive offices at 500 East Washington Street, Greenville, South Carolina 29601.

Item 2.	Identity and Background.

(a) – (b) This Schedule 13D is being filed by:

Ulysses Management LLC, a Delaware limited liability company (“Ulysses Management”); (ii) Ulysses Partners, L.P., a Delaware limited partnership (“Ulysses Partners”); (iii) Ulysses Offshore Fund, Ltd., an exempted company incorporated and existing under the laws of the Cayman Islands (“Ulysses Offshore,” and collectively with Ulysses Partners, the “Ulysses Purchasers”); (iv) Joshua Nash LLC, a Delaware limited liability company (“Nash LLC”); and (v) Joshua Nash, who is a United States citizen (“Mr. Nash”) (each individually, a “Reporting Person” and collectively, the “Reporting Persons”).

The principal business address of each of the Reporting Persons is c/o Ulysses Management LLC, One Rockefeller Plaza, New York, New York 10020.

The principal business of Ulysses Management is providing discretionary asset management services for clients in a diverse range of investments, including hedge funds, private and public company securities and real estate. Ulysses Management is a registered investment advisor and serves as the management company to Ulysses Partners and Ulysses Offshore. Ulysses Offshore has entered into an investment management agreement with Ulysses Management Offshore LLC (“Ulysses Management Offshore”) of which Joshua Nash is the manager and principal owner. Ulysses Management provides investment management services to Ulysses Offshore on behalf of Ulysses Management Offshore.

The principal business of Ulysses Partners is investing as a private investment fund in a diverse portfolio of securities.

The principal business of Ulysses Offshore is investing as a private investment fund in a diverse portfolio of securities.

The principal business of Nash LLC is acting as the managing general partner of Ulysses Partners.

(c) The principal occupation of Mr. Nash is serving as an executive of Ulysses Management and related entities. Mr. Nash is the managing member of Ulysses Management, the sole member of Nash LLC, which is the managing general partner of Ulysses Partners, and the President of Ulysses Offshore.

(d) During the last five years, none of the Reporting Persons has been a convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors);

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See Item 2(a) – (b) above for citizenship of each of the Reporting Persons.

Item 3.	Source and Amount of Funds or Other Consideration.

The information set forth or incorporated in Item 4 is incorporated by reference herein. The aggregate purchase price of the 2,450 shares of Preferred Stock, which are convertible into 3,062,500 shares of Common Stock collectively purchased by the Ulysses Purchasers on May 14, 2015 pursuant to the transactions described in this Schedule 13D, was $2,450,000.

The payment of the aggregate purchase price for these shares was funded by working capital.

Item 4.	Purpose of Transaction.

On May 14, 2015, the Ulysses Purchasers consummated an aggregate purchase of 2,450 shares of the Company’s Preferred Stock, which are convertible into 3,062,500 shares of the Company’s Common Stock at the option of the Ulysses Purchasers, subject to the terms of the Preferred Stock. The Preferred Stock was purchased by the Ulysses Purchasers pursuant to the Subscription Agreements, effective as of May 14, 2015, between the Company and each of Ulysses Partners and Ulysses Offshore (the “Subscription Agreements”), with 2,150 shares of Preferred Stock (representing 2,687,500 shares of Common Stock on an as-converted basis) being purchased by Ulysses Partners and 300 shares of Preferred Stock (representing 375,000 shares of Common Stock on an as-converted basis) being purchased by Ulysses Offshore.

The Ulysses Purchasers acquired the Preferred Stock for investment purposes. The investment was not motivated by an intent to exercise control, directly or indirectly, over the management, policies or business operations of the Company.

Subject to the limitations imposed by the Subscription Agreements and applicable federal and state securities laws, the Reporting Persons may seek to dispose of the Preferred Stock (or Common Stock into which such Preferred Stock is convertible) (including, without limitation, distributing some or all of the Preferred Stock or Common Stock to the Reporting Persons’ respective members, partners, stockholders or beneficiaries, as applicable) from time to time, subject to market conditions and other investment considerations. To the extent permitted by the Subscription Agreements and applicable bank regulatory limitations, each Reporting Person may directly or indirectly acquire additional shares of Common Stock or associated rights or securities exercisable for or convertible into Common Stock, depending upon an ongoing evaluation of its investment in Common Stock and securities exercisable for or convertible into Common Stock, applicable legal restrictions, prevailing market conditions, liquidity requirements of such Reporting Person and/or other investment considerations.

To the extent permitted under the Subscription Agreements and passivity commitments described below, the Reporting Persons may engage in discussions with management, the board of directors, other stockholders of the Company and other relevant parties concerning the business, operations, board composition, management, strategy and future plans of the Company.

In connection with the Ulysses Purchasers’ purchase of the Preferred Stock described herein, subject to any applicable legal and regulatory requirements, the Company agreed to appoint one designee on behalf of the Ulysses Purchasers to serve as a director of the Company and to nominate such designee for election at the next annual meeting of the Company’s shareholders. On May 14, 2015, the Company appointed Mr. Adam G. Hurwich, a portfolio manager with Ulysses Management, as a director of the Company.

The foregoing reference to and description of the Subscription Agreements and the transactions contemplated thereby do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the full text of the Form of Subscription Agreement, which is filed as Exhibit 2 hereto and incorporated herein by reference.

Other than as described in this Item 4, each of the Reporting Persons has no present plans or proposals that relate to or would result in any of the events set forth in Items 4(a) through (j) of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

The information contained on the cover pages to this Schedule 13D and the information set forth or incorporated in Items 2, 3, and 6 is incorporated by reference herein.

(a) - (b)

Reporting Person	Common Stock Beneficially Owned		Percent of Class(4)	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote		Sole Power to Dispose or to Direct the Disposition	Shared Power to Dispose or Direct the Disposition
Ulysses Management LLC	3,062,500	(1)	13.0%	0	3,062,500	(1)	0	3,062,500	(1)
Ulysses Partners, L.P.	2,687,500	(2)	11.6%	0	2,687,500	(2)	0	2,687,500	(2)
Joshua Nash LLC	2,687,500	(2)	11.6%	0	2,687,500	(2)	0	2,687,500	(2)
Joshua Nash	3,062,500	(1)	13.0%	0	3,062,500	(1)	0	3,062,500	(1)
Ulysses Offshore Fund, Ltd.	375,000	(3)	1.8%	0	375,000	(3)	0	375,000	(3)

(1)	Currently represented by 2,450 shares of Preferred Stock which may be converted into this amount of Common Stock.
(2)	Currently represented by 2,150 shares of Preferred Stock which may be converted into this amount of Common Stock.
(3)	Currently represented by 300 shares of Preferred Stock which may be converted into this amount of Common Stock.
(4)	Calculated in accordance with Rule 13d-3(d)(1). See footnote to percent of class calculation in cover pages to this Schedule 13D for the percent of class calculation assuming conversion of all Preferred Stock issued to all parties by the Company in the private placement transactions described in Item 4.

With respect to the shares reported as beneficially owned by the Reporting Persons, (i) Ulysses Management, in its capacity as investment manager, may be deemed to share voting and investment power over the shares beneficially owned by Ulysses Partners and Ulysses Offshore; (ii) Nash LLC, as the managing general partner of Ulysses Partners, may be deemed to share voting and investment power over the shares beneficially owned by Ulysses Partners; and (iii) Mr. Nash, as an executive of Ulysses Management, the sole member of Nash LLC and the President of Ulysses Offshore, may be deemed to share voting and investment power over the shares beneficially owned by each of Ulysses Management, Ulysses Partners and Ulysses Offshore.

(c) Except as set forth in this Schedule 13D, none of the Reporting Persons nor, to the best knowledge of each of the Reporting Persons, without independent verification, any person named in Item 2, has engaged in any transaction during the past 60 days involving the securities of the Issuer.

(d) Other than the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer referred to in this Item 5.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth or incorporated in Items 2, 3 and 4 is incorporated herein by reference.

Effective May 14, 2015, each of the Ulysses Purchasers entered into a Subscription Agreement with the Company pursuant to which the Ulysses Purchasers agreed, subject to the terms and conditions of such Subscription Agreement, to invest collectively $2,450,000 in the Company through an aggregate purchase of 2,450 shares of Preferred Stock at a price of $1,000.00 per share.

The following is a description of certain terms of the Subscription Agreements and related agreements and arrangements in connection with the Ulysses Purchasers’ acquisition of the Preferred Stock:

Representations and Warranties. Customary representations and warranties were made by the Company to the Ulysses Purchasers relating to the Company, its business and the issuance of the Common Stock, as well as customary representations and warranties by the Ulysses Purchasers to the Company.

Board Representation. In connection with the Ulysses Purchasers’ purchase of the Preferred Stock described herein, subject to any applicable legal and regulatory requirements, the Company agreed to appoint one designee on behalf of the Ulysses Purchasers to serve as a director of the Company and to nominate such designee for election at the next annual meeting of the Company’s shareholders. On May 14, 2014, the Company appointed Mr. Adam G. Hurwich, a portfolio manager with Ulysses Management, as a director of the Company.

Registration Rights. The Company has granted the Ulysses Purchasers customary registration rights with respect to the Preferred Stock and underlying Common Stock held by the Ulysses Purchasers from time to time pursuant to the terms of a Registration Rights Agreement entered in connection with the Subscription Agreements. Pursuant to such registration rights, the Company has agreed to prepare and file with the Securities and Exchange Commission a shelf registration statement covering the resale of the Preferred Stock and underlying Common Stock as promptly as practicable, subject to certain deadlines and applicable regulations of the Securities and Exchange Commission.

The foregoing references to and description of the Subscription Agreements, the Registration Rights Agreement and the transactions contemplated thereby do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the full text of the Form of Subscription Agreement and Registration Rights Agreement, which are filed as Exhibits 2 and 3 hereto and incorporated herein by reference.

In connection with the acquisition of Preferred Stock by the Ulysses Purchasers, the Ulysses Purchasers, certain other Reporting Persons and affiliated parties of the Reporting Persons made certain passivity commitments to the Board of Governors of the Federal Reserve System to ensure that the Ulysses Purchasers and its affiliates will not, among other things, exercise or attempt to exercise a controlling influence over the management or policies of the Company or any of its subsidiaries.

Pursuant to Rule 13d-1(k) under the Act, the Reporting Persons entered into an agreement on May 18, 2015, with respect to the joint filing of this Statement and any amendment or amendments hereto (the “Joint Filing Agreement”). The Joint Filing Agreement is attached hereto as Exhibit 1 and incorporated herein by reference.

Except as referenced above or as described in Item 4 hereof, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company.

Item 7.	Material to be filed as Exhibits.

Exhibit 1	Joint Filing Agreement, dated May 18, 2015, between Ulysses Management LLC, Ulysses Partners, L.P., Joshua Nash LLC, Joshua Nash and Ulysses Offshore Fund, Ltd.

Exhibit 2	Form of Subscription Agreement between Independence Bancshares, Inc. and each of Ulysses Partners, L.P. and Ulysses Offshore Fund, Ltd., (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed May 15, 2015)

Exhibit 3	Form of Registration Rights Agreement between Ulysses Partners, L.P., Ulysses Offshore Fund, Ltd. and the other parties thereto (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed May 15, 2015)

[Intentionally Left Blank]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: May 18, 2015

ULYSSES MANAGEMENT LLC

By:	/s/ Joshua Nash
Name:	Joshua Nash
Title:	Managing Member

ULYSSES PARTNERS, L.P.

By:	/s/ Joshua Nash
Name:	Joshua Nash
Title:	Managing Member of Joshua Nash LLC, the Managing General Partner of Ulysses Partners, L.P.

JOSHUA NASH LLC

By:	/s/ Joshua Nash
Name:	Joshua Nash
Title:	Member

JOSHUA NASH

By:	/s/ Joshua Nash
Name:	Joshua Nash

ULYSSES OFFSHORE FUND, LTD.

By:	/s/ Joshua Nash
Name:	Joshua Nash
Title:	President

EXHIBIT INDEX

Exhibit No.

1	Joint Filing Agreement, dated May 18, 2015, between Ulysses Management LLC, Ulysses Partners, L.P., Joshua Nash LLC, Joshua Nash and Ulysses Offshore Fund, Ltd.

2	Form of Subscription Agreement between Independence Bancshares, Inc. and each of Ulysses Partners, L.P. and Ulysses Offshore Fund, Ltd., (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed May 15, 2015)

3	Form of Registration Rights Agreement between Ulysses Partners, L.P., Ulysses Offshore Fund, Ltd. and the other parties thereto (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed May 15, 2015)